Exhibit 99.2

Restricted Stock Unit Agreement – Employee	MTS SYSTEMS CORPORATION ID: 41-0908057 14000 Technology Drive Eden Prairie, MN 55344

«First» «MI» «Last» «Address» «M_2nd_Line» «City» «Rg» «Postal_code»	Award Number: Plan: ID:	«Number» 2017 «ID»

Effective «Grant_date», you have been granted «Shares» Restricted Stock Units, representing the right to receive shares of MTS SYSTEMS CORPORATION (the “Company”) common stock pursuant to the Company’s 2017 Stock Incentive Plan (the “Plan”), subject to vesting of the Units as set forth below.

Units under this Grant will vest on the dates shown below, and are subject to earlier vesting as described in the Plan:

Number of Units	Vesting Date
«SharesY1»	«DateY1»
«SharesY2»	«DateY2»
«SharesY2»	«DateY3»

By accepting this grant via this website, you and the Company agree that the Restricted Stock Units evidenced by this Restricted Stock Unit Agreement are subject to the following:

A.   This Agreement, the Units, and the Shares issuable upon the vesting of the Units are governed by all the terms, provisions and conditions set forth in the Company’s 2017 Stock Incentive Plan and by Uniform Terms and Conditions Applicable to Employee Restricted Stock Units Grants adopted by the Compensation Committee (the “Committee”) of the Board of Directors of the Company, which are incorporated herein.

B.   Neither the Plan nor this Agreement confers any right with respect to continuance of your services to the Company or any of its subsidiaries nor restricts your right to terminate services to the Company at any time.

C.   The Units and the shares of stock, whether or not vested, may be recouped at the discretion of the Committee if certain events occur, including termination of your services to the Company or you compete with the Company after termination of your services in violation of your agreements with the Company, or upon certain acts detrimental to the Company, as further described in the Plan.

D.   The Company may amend or terminate the Plan and this Agreement at any time, provided that no such action shall impair any rights that have accrued under this Agreement at the time of amendment or termination without your consent.

E.   This electronic document and your acceptance are the only evidence of this grant and no paper copy will be sent to you to evidence the grant and your acceptance.

YOU MUST ACCEPT THIS GRANT WITHIN 60 DAYS OF THE GRANT DATE. IF YOU DO NOT, THIS AWARD MAY BE WITHDRAWN. ONCE WITHDRAWN, THIS GRANT MAY NO LONGER BE AVAILABLE.

«Grant_date»
MTS SYSTEMS CORPORATION	Date

UNIFORM TERMS AND CONDITIONS APPLICABLE TO EMPLOYEE RESTRICTED STOCK UNIT GRANTS UNDER THE MTS SYSTEMS CORPORATION 2017 STOCK INCENTIVE PLAN

Pursuant to the authority set forth in Section 5 of the MTS Systems Corporation 2017 Stock Incentive Plan (the “Plan”) the Compensation Committee (the “Committee”) of the Board of Directors adopts the following terms and conditions to apply to any and all awards of Restricted Stock Units granted under the Plan to employees (the “Participant”) in addition to the terms set forth in the Plan (Section references are to Sections of the Plan):

1.    The terms and conditions set forth below govern the issuance to the Participant of the number of units (“Units”), which represent the right to receive shares of MTS Common Stock, $.25 par value per share (the “Shares”) set forth in a separate Notice of Grant of Restricted Stock Units (the “Notice”), and the issuance of Shares upon the vesting of the Units.  This document and the Notice constitute the Restricted Stock Unit Agreement.

2.    The Units will vest in accordance with the date or dates set forth in the Notice, or upon an earlier date as set forth herein or as otherwise determined by the Committee; provided that the Participant is serving as an employee, director or consultant of MTS or its subsidiaries on the date on which occurs the event giving rise to the vesting. In the event that the Participant ceases to serve as an employee, director or consultant due to death or disability during the Restriction Period, all restrictions will immediately lapse (Section 7.1(f)). If the Participant ceases to serve as an employee, director or consultant during the Restriction Period for any reason other than death or disability, all Units that are not vested shall be forfeited to MTS, without payment.

3.    Notwithstanding Paragraph 2 above, all Units that have not vested in accordance with the Notice shall immediately fully (100%) vest upon the occurrence of a Change in Control (as defined in the Plan) provided that the terms of the agreements effectuating the Change in Control do not provide for the assumption or substitution of the Units (Section 11.2).

4.    MTS shall, no later than 30 days from the date of vesting as to any Units shall make a book entry of the issuance of such Shares to the Participant on MTS’s stock records. Upon the request of the Participant, MTS shall deliver to the Participant certificated Shares representing the number of vested Shares in certificated form as requested.

5.    Until Shares are issued in settlement of the vested Units in accordance with Paragraph 4, the Participant will not be deemed for any purpose to be, or have rights as, a shareholder of MTS, or to exercise, directly or by proxy, voting rights or to receive dividends with respect to the Shares issuable prior to or concurrent with the vesting of the Units.  In addition, the Participant will not be entitled to any dividend equivalents, in the form of cash, additional Units or Shares, with respect to the Units for the period prior to the settlement of the Units.  From and after the date of settlement, the Participant shall have all rights and privileges of any other shareholder with respect to the Shares issued in settlement of the vested Units.

6.    MTS may make an equitable adjustment in the number of Units that have not vested in the event of any change in the capital structure of MTS, including but not limited to such changes as stock dividends or stock splits (Section 3.4).  Any additional Units issued to the Participant as a result of any of the foregoing events shall continue to be subject to the terms set forth herein to the same extent as the Units giving rise to the right to receive such additional Units.

7.    Nothing in this Agreement shall modify or reduce the rights or discretions of the Committee set forth in the Plan, including but not limited to:

a.             Modifying the Award to comply with tax laws or upon dissolution or liquidation of MTS (Section 12.3);

b.            Requiring Shares to be held in escrow (Section 13.6); or

c.             Amending the terms and conditions of any Award consistent with Section 12.3.

8.    As a condition to MTS’s obligation to issue Shares in settlement of the Units, the Participant shall pay or make arrangements for the payment of any required tax withholding applicable to the vesting and issuance of the Shares in settlement of any vested Units. The Participant may elect by written notice to MTS to satisfy part or all of any withholding tax requirements associated with the issuance of Shares by (a) authorizing MTS to retain from the number of Shares that would otherwise be issued to the Participant or (b) delivering to MTS from Shares already owned by the Participant that number of Shares having an aggregate Fair Market Value equal to part or all of the tax payable by the Participant under this Paragraph, and in the event Shares are withheld or delivered, the amount withheld shall not exceed the statutory minimum required federal, state FICA and other payroll taxes.

9.    The Units shall represent an unfunded promise to issue Shares in the future and Participant shall have no rights other than as a general creditor of MTS with respect to the issuance of Shares.  Except as otherwise provided in Section 7.1(h), a Participant shall not sell, transfer, pledge, assign or otherwise encumber any of the Units, whether voluntarily, involuntarily or by operation of law. Any purported transfer, pledge or encumbrance of such Units shall be void and unenforceable against MTS, and no purported transferee shall acquire any right or interest with respect to the Shares as a result.

10.  If any Participant who is an employee is on: (a) a qualified military leave; (b) an MTS-approved leave of absence of less than 90 days; or (c) an MTS-approved leave of greater than 90 days and MTS is obligated by statute or written contract to re-employ the Participant at the end of the approved leave, and in any event, does not return to employment with MTS within 30 days of the end of the approved leave, the Participant will incur a termination of employment for purposes of the Plan as of the last day of the approved leave. The Vice President of Human Resources of MTS has been delegated the authority to approve all leaves of absence and to enter into such contracts to provide for re-employment for purposes of the Plan (Section  5.3).

11.  MTS shall cancel any Units, recover all or any portion of Shares issued under the Plan (or the proceeds thereof), and shall take such other action, including recovery out of other amounts paid or owing to the Participant, in an amount and under such conditions as required by law (Section 13.8).

12.  MTS may, in its sole discretion, reduce, cancel, forfeit or recoup any rights, payments or benefits paid or otherwise due to the Participant, including any Units and any Shares issued under the Plan for Cause (including termination of employment as a result), breach of any noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or any other agreement between MTS and Participant or any other action of the Participant that the Committee deems detrimental to the business or reputation of MTS or any of its subsidiaries (Section 13.8). The Committee hereby delegates to the Chief Executive Officer the authority and discretion to exercise the rights under Section 13.8 with respect to Shares held by and Units and other payments paid or due to persons other than the executive officers of MTS.

13.  Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement or understanding of any kind or nature that MTS or its subsidiaries will retain the services of the Participant as an employee, director or consultant, and this Agreement shall not affect in any way the right of MTS or its subsidiaries or the Participant to terminate the relationship as an employee, director or consultant at any time or for any reason in accordance with the procedures governing such termination, without any liability or claim under the Plan.

14.  The Committee shall exercise any authority and discretion in the interpretation of this Agreement in accordance with the terms of the Plan.  This Agreement is intended to be exempt from the requirements of Section 409A of the Code and shall be construed and interpreted in accordance with such intent.  Except as provided herein or as provided in the Plan, no payment shall be subject to further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code.  Any provision of this Agreement that would fail to satisfy the exemption for a short-term deferral for purposes of Section 409A of the Code shall be amended to so comply on a timely basis.

15.  The Participant must accept this award of Restricted Stock Units within 60 days of the grant date set forth in the Notice. Failure to accept the award by logging in to the E*Trade website and formally accepting the award may result in the withdrawal of the award. Once withdrawn, the award may no longer be available to the Participant.

▪     Except to the extent specifically provided in this Agreement, this award shall be subject to and governed by the terms and conditions of the Plan, which shall be incorporated as though fully set forth herein. The foregoing terms and conditions shall remain in effect until further modified by action of the Committee, either in the form of a modification of these terms and conditions or by a written term or condition set forth in any individual award approved by the Committee subsequent to the date of adoption of these terms and conditions, provided that no change shall adversely affect any accrued right of the Participant without the Participant’s written consent.